EXHIBIT 12.2
DUQUESNE LIGHT COMPANY AND SUBSIDIARIES
Calculation of Ratio of Earnings to Fixed Charges and Preferred and Preference Stock Dividend Requirements

	Millions of Dollars
	Three Months Ended
	March 31,	Year Ended December 31,
	2006	2005	2004	2003	2002	2001

Fixed Charges:
Interest on long-term debt	$10.4	$47.4	$45.6	$53.1	$55.2	$62.3
Other interest	0.1	1.3	1.4	1.5	2.2	0.7
Company obligated mandatorily redeemable preferred securities dividend requirement (a)	—	—	—	6.3	12.6	12.6
Portion of lease payments representing an interest factor	0.8	2.0	2.5	3.9	1.9	3.1
Dividend requirements	2.0	8.0	6.6	3.2	3.3	3.4

Total Fixed Charges	$13.3	$58.7	$56.1	$68.0	$75.2	$82.1

Earnings:
Net income	$8.4	$73.0	$67.8	$69.6	$75.4	$53.4
Income tax expense	4.9	42.5	44.3	45.4	48.9	30.8
Fixed charges as above	13.3	58.7	56.1	68.0	75.2	82.1

Total Earnings	$26.6	$174.2	$168.2	$183.0	$199.5	$166.3

Ratio Of Earnings To Fixed Charges and Preferred and Preference
Stock Dividend Requirements	2.00	2.97	3.00	2.69	2.65	2.03

(a)	From July 1, 2003 until their redemption in 2004, dividends on the monthly income preferred securities were included with interest on long-term debt due to the adoption of SFAS No. 150.

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